Air Products and Chemicals, Inc.
1940 Air Products Boulevard
Allentown, PA 18106-5500
T 610-481-3240
schaefmn@airproducts.com
www.airproducts.com
Melissa N. Schaeffer
Executive Vice President & Chief Financial Officer

February 5, 2026

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tracey Houser and Nudrat Salik

RE:    Air Products and Chemicals, Inc.
Form 10-K for Fiscal Year Ended September 30, 2025
Filed November 20, 2025
File No. 001-04534

Dear Mses. Houser and Salik:
Air Products and Chemicals, Inc. (“we”, the “Company”, or “Air Products”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated January 26, 2026 (the “Comment Letter”), with respect to the above-referenced filing. Set forth below are the heading and text from the Comment Letter, followed by our responses thereto.
Form 10-K for Fiscal Year Ended September 30, 2025
24. Income Taxes
Effective Tax Rate, page 136
1.We note that you attributed a (49.0)% income tax benefit to the business and asset actions in the effective tax rate reconciliation. We further note your statement that the tax benefit from the $3.7 billion pre-tax charges for business and asset actions is $695.2 million. Please provide us with a reconciliation of the tax benefit included in the effective tax rate reconciliation and the stated tax benefit with those costs. Please also consider the need to provide enhanced disclosures explaining the components of the business and asset actions line item in the effective tax rate reconciliation.

Division of Corporation Finance
U.S. Securities and Exchange Commission
February 5, 2026

The Company’s Response:
Because we incurred a loss from continuing operations before taxes of $440.7 million in our Fiscal Year 2025 Consolidated Income Statement, negative percentages within the Effective Tax Rate Reconciliation Table reflect an increase to our Effective Tax Rate. The (49.0%) impact on our Effective Tax Rate primarily represents the portion of such costs included in our pre-tax charge for which we recognized a tax benefit, offset by a corresponding valuation allowance as such benefits were not more likely than not to be realized and therefore had a negative impact on our Effective Tax Rate.
During our fiscal year 2025, we incurred pre-tax charges of $3,747.0 million for business and asset actions related to project exit costs and a global cost reduction plan, as described in Note 5, Business and Asset Actions, within our Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2025. These charges resulted in a $695.2 million net income tax benefit, which included a $215.9 million tax cost which primarily relates to tax benefits attributable to the charges that are not expected to be realizable. This cost represented 49.0% of our Fiscal Year 2025 loss from continuing operations before taxes of $440.7, which is presented in the Effective Tax Rate Reconciliation Table. The components of the $215.9 million tax cost included the establishment of a Valuation Allowance primarily related to $197.4 million of losses incurred in our foreign subsidiaries for which we do not expect to realize an income tax benefit, an $11.3 million cost for reserves established for uncertain tax positions related to the deductibility of certain costs in foreign subsidiaries, and $7.2 million of other immaterial items. The material items referenced above were disclosed in Note 24 (page 136) of our Annual Report on Form 10-K for Fiscal Year Ended September 30, 2025. Due to the nature of the business and asset action costs, we disclosed them as a separate line within the Effective Tax Rate Reconciliation Table.
A reconciliation by line item of the net $695.2 million tax benefit resulting from the $3,747.0 million of pre-tax charges we incurred as a result of the disclosed business and asset actions is shown in the table below:

$ in millions
Impacts on Effective Tax Rate	Dollar Impact of Tax (Benefit) Cost From Business and Asset Actions
U.S. federal statutory tax rate	($786.9)
State taxes, net of federal benefit	(83.9)
Income from equity affiliates	—
Foreign tax differentials	(30.6)
Tax on foreign repatriated earnings	9.0
Business and asset actions	215.9
Other	(18.7)
Total	($695.2)

We believe our disclosure was appropriate in the circumstances and in compliance with the requirements outlined in ASC 740-10-50-12. We included the impact of the $695.2 million net income tax benefit on our Effective Tax Rate within the appropriate categories as required by the Accounting Standards Codification Topic 740, Income Taxes and provided supplemental disclosure on the material portions of the $215.9 million tax cost.

Division of Corporation Finance
U.S. Securities and Exchange Commission
February 5, 2026

If you have any questions or require any additional information, please call either me or William J. Pellicciotti, our Vice President, Controller, and Chief Accounting Officer, at (610) 481-7817.

Sincerely,

/s/ Melissa N. Schaeffer

Melissa N. Schaeffer Executive Vice President and Chief Financial Officer